FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

SEC MAIL
RECEIVED
PROCESSING
AUG 31 2005
WASH. D.C.
213
SECTION

05010945

August 24, 2005

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated August 24, 2005</u>

Please find enclosed 3 copies of the news release listed above.

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

per Darlene MacAulay

BARBARA O'NEILL

dlw 9/7

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **AUGUST 24, 2005**

News Release: **05-10** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Copper Gold Palomino Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of a new grass roots copper gold porphyry project located 25 km east of Houston, British Columbia.

The Palomino property consists of 1,387 ha located in the Omineca mining district in North West British Columbia. The prospect is road accessible and located near favourable infrastructure.

Samples collected from the property during a recent due diligence property exam confirm historical sampling results with gold values ranging from 9.95 to 42.0 g/t and copper values to 0.23%.

The property contains a large overburden covered magnetic anomaly which has never been directly tested. The outcrop in the immediate area of the anomaly is a dark green to gray feldspar pheric andesite; they are highly magnetic and display variable epidote – calcite – feldspar alteration. Importantly, grabs of this outcrop have returned copper values of 0.23%. It is possible that this rock type could be the source of the magnetic anomaly.

Acquisition terms allow for a 100% interest to be purchased by Manson Creek over a 4.5 year period for a total consideration of $65,000 and the issuance of 425,000 Manson Creek shares. The payment for the first year will be $5,000, the issuance of 25,000 common shares of Manson Creek, and the reimbursement of assay costs (approximately $1,000). The property vendor will retain a 1.5% NSR (Net Smelter Royalty), 1.0% of which may be purchased at Manson Creek's election for $1,000,000.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

AUGUST 24, 2005

News Release: **05-10**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Copper Gold Palomino Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of a new grass roots copper gold porphyry project located 25 km east of Houston, British Columbia.

The Palomino property consists of 1,387 ha located in the Omineca mining district in North West British Columbia. The prospect is road accessible and located near favourable infrastructure.

Samples collected from the property during a recent due diligence property exam confirm historical sampling results with gold values ranging from 9.95 to 42.0 g/t and copper values to 0.23%.

The property contains a large overburden covered magnetic anomaly which has never been directly tested. The outcrop in the immediate area of the anomaly is a dark green to gray feldspar pheric andesite; they are highly magnetic and display variable epidote – calcite – feldspar alteration. Importantly, grabs of this outcrop have returned copper values of 0.23%. It is possible that this rock type could be the source of the magnetic anomaly.

Acquisition terms allow for a 100% interest to be purchased by Manson Creek over a 4.5 year period for a total consideration of $65,000 and the issuance of 425,000 Manson Creek shares. The payment for the first year will be $5,000, the issuance of 25,000 common shares of Manson Creek, and the reimbursement of assay costs (approximately $1,000). The property vendor will retain a 1.5% NSR (Net Smelter Royalty), 1.0% of which may be purchased at Manson Creek's election for $1,000,000.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

AUGUST 24, 2005

News Release: **05-10**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Copper Gold Palomino Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of a new grass roots copper gold porphyry project located 25 km east of Houston, British Columbia.

The Palomino property consists of 1,387 ha located in the Omineca mining district in North West British Columbia. The prospect is road accessible and located near favourable infrastructure.

Samples collected from the property during a recent due diligence property exam confirm historical sampling results with gold values ranging from 9.95 to 42.0 g/t and copper values to 0.23%.

The property contains a large overburden covered magnetic anomaly which has never been directly tested. The outcrop in the immediate area of the anomaly is a dark green to gray feldspar pheric andesite; they are highly magnetic and display variable epidote – calcite – feldspar alteration. Importantly, grabs of this outcrop have returned copper values of 0.23%. It is possible that this rock type could be the source of the magnetic anomaly.

Acquisition terms allow for a 100% interest to be purchased by Manson Creek over a 4.5 year period for a total consideration of $65,000 and the issuance of 425,000 Manson Creek shares. The payment for the first year will be $5,000, the issuance of 25,000 common shares of Manson Creek, and the reimbursement of assay costs (approximately $1,000). The property vendor will retain a 1.5% NSR (Net Smelter Royalty), 1.0% of which may be purchased at Manson Creek's election for $1,000,000.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director